UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                          GILAT SATELLITE NETWORKS LTD.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                  ORDINARY SHARES, PAR VALUE NIS .01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    M51474100
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

      DAVID LIDSTONE, FOUR RESEARCH WAY, PRINCETON, NJ 08540 (609) 987-4016
--------------------------------------------------------------------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)

                                NOVEMBER 9, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP    NO. M51474100                                       PAGE  2 OF 15 PAGES
             ---------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SES Americom, Inc. (formerly known as GE American Communications, Inc.)

                  IRS #         13-2849985
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  SC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                           7             SOLE VOTING POWER
                                         4,308,000
           NUMBER OF       -----------------------------------------------------
            SHARES         8             SHARED VOTING POWER
         BENEFICIALLY                    -0-
           OWNED BY        -----------------------------------------------------
             EACH          9             SOLE DISPOSITIVE POWER
           REPORTING                     4,308,000
            PERSON         -----------------------------------------------------
             WITH          10            SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,308,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP    NO. M51474100                                       PAGE  3 OF 15 PAGES
             ---------


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SES Global-Americas, Inc. (formerly known as GE Subsidiary, Inc. 22)

                  IRS #         14-1682339
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  SC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                           7             SOLE VOTING POWER
                                         4,308,000
           NUMBER OF       -----------------------------------------------------
            SHARES         8             SHARED VOTING POWER
         BENEFICIALLY                    -0-
           OWNED BY        -----------------------------------------------------
             EACH          9             SOLE DISPOSITIVE POWER
           REPORTING                     4,308,000
            PERSON         -----------------------------------------------------
             WITH          10            SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,308,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                  Not applicable                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP    NO. M51474100                                       PAGE  4 OF 15 PAGES
             ---------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SES Global

                  IRS #         98-0353541
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)     [_]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  SC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Luxembourg
--------------------------------------------------------------------------------
                           7             SOLE VOTING POWER
                                         4,308,000
           NUMBER OF       -----------------------------------------------------
            SHARES         8             SHARED VOTING POWER
         BENEFICIALLY                    -0-
           OWNED BY        -----------------------------------------------------
             EACH          9             SOLE DISPOSITIVE POWER
           REPORTING                     4,308,000
            PERSON         -----------------------------------------------------
             WITH          10            SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,308,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                  Not applicable                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP    NO. M51474100                                       PAGE  5 OF 15 PAGES
             ---------


                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 ("Amendment No.1") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated January 11, 1999, filed by GE American Communications, Inc. (now known as SES Americom, Inc.), GE Subsidiary, Inc. 22 (now known as SES Global-Americas, Inc.), General Electric Capital Corporation, General Electric Capital Services, Inc., and General Electric Company, relating to the Ordinary Shares, par value NIS .01 per share (the "Ordinary Shares"), of Gilat Satellite Networks Ltd., a corporation organized under the laws of Israel (the "Company" or "Gilat"), the principal executive offices of which are located at Yegia Kapayim St., Kyriat Arye, Petah Tikva 49130, Israel.


ITEM 2.   IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated in its entirety:

         (a) - (c) This Statement is being filed pursuant to Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), by SES Americom, Inc. ("SES Americom") (formerly known as GE American Communications, Inc. ("GE Americom")), SES Global-Americas, Inc. ("SES Global Americas") (formerly known as GE Subsidiary, Inc. 22), and SES Global ("SES Global," and each of SES Global, SES Americom and SES Global Americas, a "Reporting Person").

         SES Americom is a wholly-owned (directly and indirectly) subsidiary of SES Global Americas. On November 9, 2001, SES Global acquired SES Global Americas from General Electric Capital Corporation, and as a result of such acquisition, SES Global Americas became a wholly-owned subsidiary of SES Global. SES Global Americas changed its name from GE Subsidiary, Inc. 22 to SES Global-Americas, Inc., and SES Americom changed its name from GE American Communications, Inc. to SES Americom, Inc.

         SES Americom is a Delaware corporation. SES Americom provides satellite communications services through its own fleet of spacecraft and maintains its principal executive offices at Four Research Way, Princeton, NJ 08540.

         SES Global Americas is a Delaware corporation. SES Global Americas is a holding company for various other subsidiaries of SES Global and maintains its principal executive offices at Four Research Way, Princeton, NJ 08540.

         SES Global is a societe anonyme organized and existing under the laws of the Grand Duchy of Luxembourg. SES Global is a holding company for operating subsidiaries that provide satellite communications services through their respective fleets of spacecraft. SES Global maintains its principal executive offices at Chateau de Betzdorf, L-6815 Betzdorf, Grand Duchy of Luxembourg.

         For the information required herein with respect to the identity and background of each officer and director of the Reporting Persons, see Schedules I, II and III, attached hereto and hereby incorporated herein.

         The information required herein with respect to the respective executive officers and directors of the Reporting Persons is to the best knowledge of the Reporting Persons. If subsequent to the date of this Amendment No.1 additional information is received with respect to such individuals which would cause a material change in the information contain herein, an amendment to this Amendment No. 1 will be filed that will set forth such change in information.

         (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f) The information required herein with respect to the citizenship of each officer and director of the Reporting Persons is set forth in Schedules I, II and III, attached hereto and hereby incorporated herein.

CUSIP    NO. M51474100                                       PAGE  6 OF 15 PAGES
             ---------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Unchanged.


ITEM 4.  PURPOSE OF TRANSACTION

         Unchanged.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is amended and restated in its entirety:

         (a) As of the date of this Amendment No. 1, the Reporting Persons may be deemed to beneficially own an aggregate of 4,308,000 Ordinary Shares, which, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 23,363,494 Ordinary Shares outstanding as of June 15, 2001 (as reported by the Company in Form 20-F of the Company dated July 2, 2001), represents approximately 18.4% of the outstanding Ordinary Shares.

         (b) Each of the Reporting Persons has sole power to vote and dispose of the 4,308,000 Ordinary Shares. To the best knowledge of the Reporting Persons, none of their respective executive officers and directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

         (c) None of the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers or directors, has effected any transactions in the Ordinary Shares in the past 60 days.

         (d) No person is known to have the power to direct the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Reporting Persons except for the Reporting Persons.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Unchanged.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

SCHEDULE          DESCRIPTION
--------          -----------

I.                Directors and executive officers of SES Americom.
II.               Directors and executive officers of SES Global Americas.
III.              Directors and executive officers of SES Global.

CUSIP    NO. M51474100                                       PAGE  7 OF 15 PAGES
             ---------


SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    December 4, 2001          SES AMERICOM, INC.


                                   /s/ Mark R. O'Leary
                                   --------------------------------------------
                                   By:    Mark R. O'Leary
                                   Title: Senior Vice President, Secretary,
                                          General Counsel


Date:    December 4, 2001          SES GLOBAL-AMERICAS, INC.


                                   /s/ Mark R. O'Leary
                                   --------------------------------------------
                                   By:    Mark R. O'Leary
                                   Title: Senior Vice President, General Counsel


Date:    December 4, 2001          SES GLOBAL

                                   /s/ Romain Bausch
                                   --------------------------------------------
                                   By:    Romain Bausch
                                   Title: Chief Executive Officer

CUSIP    NO. M51474100                                       PAGE  8 OF 15 PAGES
             ---------


                           SCHEDULE AND EXHIBIT INDEX

SCHEDULE          DESCRIPTION

I.                Directors and executive officers of SES Americom.
II.               Directors and executive officers of SES Global Americas.
III.              Directors and executive officers of SES Global.

CUSIP    NO. M51474100                                       PAGE  9 0F 15 PAGES
             ---------


                                   Schedule I
                               SES AMERICOM, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS


DIRECTORS:

                           PRESENT                           PRESENT
                           BUSINESS                          PRINCIPAL
NAME                       ADDRESS                           OCCUPATION                       CITIZENSHIP
----                       -------                           ----------                       -----------
Romain Bausch              SES Global                        Chief Executive Officer,         Luxembourg
                           L-6815 Chateau de Betzdorf        President and Member of
                           Luxembourg                        Executive Committee of SES
                                                             Global

Dean A. Olmstead           SES Americom                      Chief Executive Officer          U.S.
                           Four Research Way                 and President of SES
                           Princeton, NJ  08540              Americom

CUSIP    NO. M51474100                                       PAGE 10 OF 15 PAGES
             ---------



EXECUTIVE OFFICERS:

                           PRESENT                           PRESENT
                           BUSINESS                          PRINCIPAL
NAME                       ADDRESS                           OCCUPATION                       CITIZENSHIP
----                       -------                           ----------                       -----------
Michael Agostinelli        SES Americom                      Vice President                   U.S.
                           Four Research Way
                           Princeton, NJ  08540

William Berman             SES Americom                      Vice President                   U.S.
                           Four Research Way
                           Princeton, NJ  08540

Walter H. Braun            SES Americom                      Senior Vice President            U.S.
                           Four Research Way
                           Princeton, NJ  08540

Carl Capista               SES Americom                      Vice President                   U.S.
                           Four Research Way
                           Princeton, NJ  08540

Cynthia Dickins            7200 Wisconsin Avenue             Vice President                   U.K.
                           Suite 701
                           Bethesda, MD 20814

Nancy J. Eskenazi          SES Americom                      Assistant Secretary              U.S.
                           Four Research Way
                           Princeton, NJ  08540

Paula Fairley              SES Americom                      Senior Vice President            U.S.
                           Four Research Way
                           Princeton, NJ  08540

Andreas M. Georghiou       SES Americom                      Senior Vice President            U.S.
                           Four Research Way
                           Princeton, NJ  08540

Daniel J. Harel            SES Americom                      Vice President                   U.S.
                           Four Research Way
                           Princeton, NJ  08540

Emmett B. Hume             SES Americom                      Senior Vice President            U.S.
                           Four Research Way
                           Princeton, NJ  08540

Anders Johnson             SES Americom                      Senior Vice President            U.S.
                           Four Research Way
                           Princeton, NJ  08540

Stanley Konopka            SES Americom                      Assistant Treasurer - Taxes      U.S.
                           Four Research Way
                           Princeton, NJ  08540

CUSIP    NO. M51474100                                       PAGE 11 OF 15 PAGES
             ---------


                           PRESENT                           PRESENT
                           BUSINESS                          PRINCIPAL
NAME                       ADDRESS                           OCCUPATION                       CITIZENSHIP
----                       -------                           ----------                       -----------
Richard A. Langhans        SES Americom                      Vice President                   U.S.
                           Four Research Way
                           Princeton, NJ  08540

David J. Lidstone          SES Americom                      Assistant Secretary              U.S.
                           Four Research Way
                           Princeton, NJ  08540

Monica Morgan              SES Americom                      Vice President                   U.S.
                           Four Research Way
                           Princeton, NJ  08540

Hanaa Nasr                 SES Americom                      Assistant Treasurer - Taxes      U.S.
                           Four Research Way
                           Princeton, NJ  08540

John A. Nelsen             SES Americom                      Vice President                   U.S.
                           Four Research Way
                           Princeton, NJ  08540

Michael J. Noon            SES Americom                      Vice President                   U.S.
                           Four Research Way
                           Princeton, NJ  08540

Mark R. O'Leary            SES Americom                      Senior Vice President/Secretary/ U.S.
                           Four Research Way                 General Counsel
                           Princeton, NJ  08540

Dean A. Olmstead           SES Americom                      Chief Executive Officer and      U.S.
                           Four Research Way                 President
                           Princeton, NJ  08540

Robert Phelan              SES Americom                      Senior Vice President            U.S.
                           Four Research Way
                           Princeton, NJ  08540

John Repko                 SES Americom                      Senior Vice President/Chief      U.S.
                           Four Research Way                 Information Officer
                           Princeton, NJ  08540

Orlando Skelton            SES Americom                      Vice President                   U.S.
                           Four Research Way
                           Princeton, NJ  08540

Mara L. Yoelson            SES Americom                      Assistant Secretary              U.S.
                           Four Research Way
                           Princeton, NJ  08540

CUSIP    NO. M51474100                                       PAGE 12 OF 15 PAGES
             ---------


                                   Schedule II
                            SES Global-Americas, Inc.
                        DIRECTORS AND EXECUTIVE OFFICERS



DIRECTORS:

                           PRESENT                           PRESENT
                           BUSINESS                          PRINCIPAL
NAME                       ADDRESS                           OCCUPATION                       CITIZENSHIP
----                       -------                           ----------                       -----------
Romain Bausch              SES Global                        Chief Executive Officer,         Luxembourg
                           L-6815 Chateau de Betzdorf        President and Member of
                           Luxembourg                        Executive Committee of SES
                                                             Global

Dean A. Olmstead           SES Americom                      Chief Executive Officer          U.S.
                           Four Research Way                 and President of SES
                           Princeton, NJ  08540              Americom



EXECUTIVE OFFICERS:

                           PRESENT                           PRESENT
                           BUSINESS                          PRINCIPAL
NAME                       ADDRESS                           OCCUPATION                       CITIZENSHIP
----                       -------                           ----------                       -----------

Romain Bausch              SES Global                        Chairman of the Board            Luxembourg
                           L-6815 Chateau de Betzdorf
                           Luxembourg

Dean A. Olmstead           SES Americom                      President                        U.S.
                           Four Research Way
                           Princeton, NJ  08540

Mark R. O'Leary            SES Americom                      Senior Vice President and        U.S.
                           Four Research Way                 General Counsel
                           Princeton, NJ  08540

CUSIP    NO. M51474100                                       PAGE 13 OF 15 PAGES
             ---------


                                  Schedule III
                                   SES Global
                        DIRECTORS AND EXECUTIVE OFFICERS



DIRECTORS:

                           PRESENT                           PRESENT
                           BUSINESS                          PRINCIPAL
NAME                       ADDRESS                           OCCUPATION                       CITIZENSHIP
----                       -------                           ----------                       -----------
Charles Alexander          Clarges House, 6-12 Clarges       President, GE Capital Europe     U.K.
                           Street, GB-London W1J 8DH

Wolfgang A. Baertz         26, rue du Marche-aux-Herbes      Administrateur-Delegue,          Germany
                           L-2097 Luxembourg                 Dresdner Bank Luxembourg S.A.

Hadelin de Liedekerke      31, bd Prince Henri               Administrateur de societes       Belgium
Beaufort                   L - 1724 Luxembourg

Georges Bollig             190, Val. St. Croix               Directeur a la SNCI              Luxembourg
                           L - 1370 Luxembourg

John F. Connelly           SES Americom                      Vice President, GE               U.S.
                           Four Research Way                 Capital Corporation
                           Princeton, NJ  08540

Ernst Wilhelm Contzen      2, Boulevard Konrad Adenauer      Chief Executive Officer,         Germany
                           L-1115 Luxembourg                 Dresdner Bank Luxembourg S.A.

Richard Goblet d'Alviella  Rue du Village 5                  Administrateur de societes,      Belgium
                           B-1490 Court Saint Etienne        Sofina S.A.

Jean-Claude Finck          3, Sonnestrooss                   Directeur General adjoint de     Luxembourg
                           L - 2899 Foetz                    la BCEE

Raymond Kirsch             13, an de Bongerten               President du Comite de           Luxembourg
                           L - 7346 Steinsel                 direction et Directeur General
                                                             de la BCEE

Joachim Kroske             Kellerberg 2                      Consultant                       Germany
                           D - 22885 Barsbuttel

Raphael Kubler             Birkenweg 104                     Senior Executive Vice            Germany
                           D - 50997 Koln                    President, Deutsche Telekom AG

Luis Sanchez Merlo         Antonio Maura 9                   Economist, Chairman of Sanchez   Spain
                           E - 28014 Madrid                  Merlo Associates

CUSIP    NO. M51474100                                       PAGE 14 OF 15 PAGES
             ---------


                           PRESENT                           PRESENT
                           BUSINESS                          PRINCIPAL
NAME                       ADDRESS                           OCCUPATION                       CITIZENSHIP
----                       -------                           ----------                       -----------
Denis J. Nayden            260 Long Ridge Road, Stamford,    Chairman & Chief Executive       U.S.
                           CT 06927, USA                     Officer, GE Capital
                                                             Corporation

Gaston Reinesch            7, Val de Aulnes                  Vice-President de la SNCI        Luxembourg
                           L - 3811 Schifflange
Victor Rod                 8, rue Victor Beck                President du Conseil             Luxembourg
                           L - 1223 Howald                   d'Administration de la BCEE

Christian Schaack          50, avenue J.F. Kennedy L -       Member of the Board, Banque      Luxembourg
                           2951 Luxembourg                   Generale du Luxembourg

Georges Schmit             35, Op der Strooss,               President de la SNCI             Luxembourg
                           L - 7650 Heffingen

Rene Steichen              36, rue Clairefontaine            Chairman of the Board of SES     Luxembourg
                           L - 9201 Diekirch                 Global; Avocat a la Cour

Gerd Tenzer                Am Wolfsbach 50b                  Member of the Board of           Germany
                           D - 53229-Bonn                    Management, Deutsche Telekom AG

Francois Tesch             45 a, route de Bettembourg        President, Luxempart S.A.        Luxembourg
                           L - 1899 Kockelscheuer


EXECUTIVE OFFICERS:

                           PRESENT                           PRESENT
                           BUSINESS                          PRINCIPAL
NAME                       ADDRESS                           OCCUPATION                       CITIZENSHIP
----                       -------                           ----------                       -----------

Romain Bausch              SES Global                        Chief Executive Officer and      Luxembourg
                           L-6815 Chateau de Betzdorf        President; Member of Executive
                           Luxembourg                        Committee

Robert Bednarek (1)        SES Americom                      Executive Vice-President,        U.S.
                           Four Research Way                 Corporate Development; Member
                           Princeton, NJ  08540              of Executive Committee

Roland Jaeger              SES Global                        General Counsel                  Luxembourg
                           L-6815 Chateau de Betzdorf
                           Luxembourg

Ferdinand Kayser (1)       SES Global                        Member of Executive Committee;   Luxembourg
                           L-6815 Chateau de Betzdorf        Chief Executive Officer and
                           Luxembourg                        President of SES Astra

Dean A. Olmstead           SES Americom                      Member of Executive Committee;   U.S.
                           Four Research Way                 Chief Executive Officer and
                           Princeton, NJ  08540              President of SES Americom

------------------------
1        Effective as of January 1, 2002.

CUSIP    NO. M51474100                                       PAGE 15 OF 15 PAGES
             ---------



                           PRESENT                           PRESENT
                           BUSINESS                          PRINCIPAL
NAME                       ADDRESS                           OCCUPATION                       CITIZENSHIP
----                       -------                           ----------                       -----------
Jurgen Schulte             SES Global                        Chief Financial Officer;         Germany
                           L-6815 Chateau de Betzdorf        Member of Executive Committee
                           Luxembourg